EXHIBIT (a)(1)(viii)

Internal Communication

Safeway Stock Option Exchange

Final Election Confirmation Statement

Dear [Name of Participating Safeway Employee]:

Under the terms of the Safeway Stock Option Exchange program, outlined below are the options (and Rights, if you hold eligible Rights) you have submitted as your final elections for the stock option exchange program:

Grant #	Grant Date	Options/Rights Granted	Grant/Base Price	Options/Rights Exchanged	Replacement Options/Rights

Please keep this letter for your records.

These outstanding options (or Rights, if you are an employee exchanging eligible Rights) have been cancelled on October 6, 2004. Subject to your continued employment, your continued status as a resident of the United States or Canada, and certain other terms described in the Offer to Exchange Certain Outstanding Options, dated September 7, 2004, you will receive your replacement stock options (or replacement Rights, if you are an employee exchanging eligible Rights) after they have been granted on or after April 7, 2005. Please review the terms and conditions of the option exchange program in the Offer to Exchange Certain Outstanding Options dated September 7, 2004 previously mailed to your home. If you have questions regarding the information above you may call the Safeway Stock Exchange hotline at (877) SWY-EXCH or (877) 799-3924 or send an email to info@safewayexchange.com no later than October 20, 2004.

You will receive no further communication concerning your options or Rights cancelled under this option exchange program.